

November 28, 2011

Via Facsimile
Mr. Robert H. Miller
Chief Executive Officer
Abakan Inc.
2665 South Bayshore Drive, Suite 450
Miami, FL 33133

> **Re: Abakan Inc.**
> **Amendment 2 to Current Report on Form 8-K**
> **Filed November 14, 2011**
> **Amendment 1 to Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed November 14, 2011**
> **Amendment 1 to Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2011**
> **Filed November 14, 2011**
> **Current Report on Form 8-K**
> **Filed March 25, 2011**
> **File No. 0-52784**

Dear Mr. Miller:

We reviewed your filings and have the comments below.

Form 8-K Filed March 25, 2011

Item 1.01 – Entry into Definitive Agreement, page 2

1. We note your response to comment 15 from our letter dated October 17, 2011 and request that you provide the previously requested information as soon as practicable.

Form 10-K/A for the Year Ended May 31, 2011

Report of Independent Registered Public Accounting Firm, page F-2

2. We note your response to comment 19 from our letter dated October 17, 2011 and do not see where the requested revision has been made. Your current auditor refers to a predecessor auditor that audited your financial statements for the period from June 27, 2006 (inception) through May 31, 2010. While this reference to a predecessor auditor that audited a portion of the cumulative data is permitted, your current auditor's report must still render an opinion on the entire period from June 27, 2006 (inception) through May 31, 2011. The opinion paragraph makes no reference to this period. Please make arrangements with your auditors to have them revise their report. Please file it in an amended Form 10-K.

Note 7 – Investment in non-controlling interest, page F-19

3. We note your response to comment 21 from our letter dated October 17, 2011. Since MesoCoat was a material equity method investment as of May 31, 2011, please include audited financial statements for MesoCoat for the year ended May 31, 2011 in your next Form 10-K as well as audited financial statements for Powdermet for each period presented.

Form 10-Q/A for the Period Ended August 31, 2011

Statements of Operations, page 6

4. The line item titled net profit (loss) appears to actually represent net profit (loss) attributable to Abakan. In addition, the loss before provision for income taxes line item appears to actually represent loss attributable to Abakan before income taxes. If true, please revise the titles used for these line items in future filings. In addition, it does not appear that any of the line items presented actually represent net income (loss). Please ensure that you include a net income (loss) line item in future filings. Please ensure that your statements of cash flows are also revised to begin with net income (loss) rather than net profit (loss) attributable to Abakan. Finally, please present comprehensive income (loss), comprehensive income (loss) attributable to non-controlling interest and comprehensive income (loss) attributable to Abakan in your future filings. Please show us what your revisions will look like.

Note 10 – Earnings-Per-Share Calculation, page 23

5. We note your response to comment 24 from our letter dated October 17, 2011. In future filings, please also disclose separately by type of security the number of shares excluded in each period presented from the computation of diluted EPS because their inclusion would be anti-dilutive. Similarly revise your future Forms 10-K.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on accounting comments to Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions on the comments.

Very truly yours,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director